SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
CONCURRENT COMPUTER CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
206710402
(CUSIP Number)
November 25, 2009
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	206710402	Page	2	of	12

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		425,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		425,000 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.10%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VIII, Ltd. (“Mercury VIII”).
(2) Assumes a total of 8,341,000 shares of common stock (the “Common Stock”) outstanding based on Concurrent Computer Corporation’s (“CCUR”) Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	3	of	12

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund IX, Ltd. I.R.S. Identification No. 26-4001531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		30,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.36%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund IX, Ltd. (“Mercury IX”).
(2)  Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	4	of	12

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		455,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		455,000(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.45%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII and Mercury IX.
(2)  Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	5	of	12

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		455,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		455,000(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.45%(2)

12	TYPE OF REPORTING PERSON*

OO
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury IX.
(2)  Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	6	of	12

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Kevin C. Howe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		455,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		455,000 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

455,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.45%(2)

12	TYPE OF REPORTING PERSON*

IN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury IX.
(2)  Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	206710402	Page	7	of	12
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund VIII, Ltd. (“Mercury VIII”), Mercury Fund IX, Ltd. (“Mercury IX”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:

Concurrent Computer Corporation, a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4375 River Green parkway, Suite 100, Duluth, Georgia 30097

Item 2(a).	Name of Person Filing:

Mercury Fund VIII, Ltd.

Mercury Fund IX, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury VIII, Mercury IX, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.

Item 2(c).	Citizenship:

Mercury VIII’s place of organization is Texas

Mercury IX’s place of organization is Texas

Mercury Ventures II’s place of organization is Texas

Mercury Management’s place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

206710402

CUSIP No.	206710402	Page	8	of	12

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:
Mercury VIII

(a)	Amount beneficially owned:	425,000(1)

(b)	Percent of class:	5.10%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	425,000(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	425,000(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.
Mercury IX

(d)	Amount beneficially owned:	30,000(1)

(e)	Percent of class:	.36%(2)

(f)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	30,000(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	30,000(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury IX.

(2)	Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	9	of	12
Mercury Ventures II

(a)	Amount beneficially owned:	455,000(1)

(b)	Percent of class:	5.45%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	455,000(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	455,000(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII and Mercury IX.

(2)	Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.
Mercury Management

(a)	Amount beneficially owned:	455,000(1)

(b)	Percent of class:	5.45%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	455,000(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	455,000(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury IX.

(2)	Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

CUSIP No.	206710402	Page	10	of	12
Mr. Howe

(a)	Amount beneficially owned:	455,000(1)

(b)	Percent of class:	5.45%(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	455,000(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	455,000(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VIII and Mercury IX.

(2)	Assumes a total of 8,341,000 shares of Common Stock outstanding based on CCUR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed on November 2, 2009.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund VIII, Ltd.

Mercury Fund IX, Ltd.

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

CUSIP No.	206710402	Page	11	of	12

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	206710402	Page	12	of	12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2009	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

November 30, 2009	MERCURY FUND IX, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

November 30, 2009	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

November 30, 2009	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

November 30, 2009		/s/ Kevin C. Howe

Name: Kevin C. Howe